Filed by BFC Financial Corporation

Commission File No. 001-09071

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: BBX Capital Corporation

Commission File No. 001-13133

BFC Financial Corporation and BBX Capital Corporation Announce Definitive Agreement to Merge BFC and BBX Capital in a Stock Transaction

FORT LAUDERDALE, Florida – May 7, 2013 – BFC Financial Corporation (“BFC Financial” and/or “BFC”) (OTCQB: BFCF) and BBX Capital Corporation (“BBX Capital” and/or “BBX”) (NYSE: BBX), formerly BankAtlantic Bancorp, announced today that they have entered into a definitive merger agreement pursuant to which BBX Capital will become a wholly owned subsidiary of BFC Financial.

Under the terms of the merger agreement, which was unanimously approved by a special committee comprised of BBX’s independent directors as well as the boards of directors of both companies, BBX’s shareholders (other than BFC) will be entitled to receive 5.39 shares of BFC’s Class A Common Stock for each share of BBX’s Class A Common Stock held at the effective time of the merger. BFC currently owns approximately 53% of BBX’s Class A Common Stock and 100% of its Class B Common Stock, all of which will be canceled upon consummation of the merger. Shareholders of BBX who do not vote any of their shares of BBX’s Class A Common Stock in favor of the merger and who comply with the other requirements of Florida law will be entitled to appraisal rights in connection with the merger.

It is currently anticipated that the merger will be consummated promptly after all conditions to closing under the merger agreement are satisfied or, to the extent permitted under applicable law or the merger agreement, waived. The listing of BFC’s Class A Common Stock on a national securities exchange or interdealer quotation system of a registered national securities association is a condition to consummation of the merger. The Boards of each company took steps to exempt the transaction from the operation of the respective companies’ shareholder rights plans.

“The proposed merger of BFC and BBX is being undertaken in order to simplify our corporate structure. BFC has held a meaningful stake in BBX since 1987 and this merger is intended to consolidate and streamline the combined companies,” commented Alan B. Levan, Chief Executive Officer of both BFC and BBX.

Keefe, Bruyette & Woods, Inc. acted as financial advisor to BFC Financial and rendered a fairness opinion in connection with the transaction. Sandler O’Neill & Partners, L.P. acted as financial advisor to BBX Capital and rendered a fairness opinion in connection with the transaction.

Additional Information and Where to Find it:

BFC will file with the SEC a Registration Statement on Form S-4, in which a joint proxy statement/prospectus concerning the merger described in this press release will be included. The joint proxy statement/prospectus will be sent to the shareholders of BFC and BBX, who are advised to read the joint proxy statement/prospectus when it is finalized and distributed because it will contain important information. Shareholders of BFC and BBX will be able to obtain a copy of the joint proxy statement/prospectus and other relevant documents filed with the SEC free-of-charge from the SEC’s website at www.sec.gov or under the “Investors – SEC Filings” tab of the companies’ respective websites at www.BFCFinancial.com and www.BBXCapital.com. Shareholders may also contain free copies of the documents by directing a request by mail to the applicable company at 401 East Las Olas Boulevard, Suite 800, Fort Lauderdale, Florida 33301, Attention: Corporate Secretary, or by calling 954-940-4900 (in the case of BFC) or 954-940-4000 (in the case of BBX).

BFC, BBX and certain of their directors and executive officers may, under the rules of the SEC, be deemed to be “participants” in the solicitation of proxies from shareholders in connection with the merger. Information concerning the interests of the persons who may be considered “participants” in the solicitation as well as additional information concerning BFC’s and BBX’s directors and executive officers will be set forth in the joint proxy statement/prospectus relating to the merger. Information concerning BFC’s and BBX’s directors and executive officers is also set forth in their respective filings with the SEC.

This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of such securities, in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to appropriate registration or qualification under the securities laws of such jurisdiction.

About BFC Financial Corporation: BFC (OTCQB: BFCF) is a holding company whose principal holdings include direct or indirect controlling interests in Bluegreen Corporation (54%), a sales, marketing and management company focused on the vacation ownership industry, and BBX Capital Corporation (NYSE: BBX) (approximately 53%).

As of December 31, 2012, BFC had total consolidated assets of approximately $1.5 billion. For more information, visit www.BFCFinancial.com

About BBX Capital Corporation: BBX Capital (NYSE: BBX), formerly known as BankAtlantic Bancorp, is involved in the ownership, financing and management of real estate and real estate related assets and operating businesses. In addition to its 46% ownership interest in Bluegreen Corporation (a vacation ownership company with 170,000 owners and over 61 owned or managed resorts), the business of BBX Capital includes real estate ownership, direct acquisition and joint venture equity in real estate, specialty finance, and investments in middle market operating businesses.

As of December 31, 2012, BBX had total consolidated assets of approximately $470.7 million. For more information, visit www.BBXCapital.com

BBX Media contact: Caren Berg, Boardroom Communications, (954) 370-8999

Email: cberg@boardroompr.com

BFC and BBX Investor Relations:

Leo Hinkley, Investor Relations Officer, 954- 940-4994/954-940-5300

# # #

This press release contains forward-looking statements based on current expectations that involve a number of risks and uncertainties. The forward looking statements in this press release are also forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, and involve substantial risks and uncertainties. These risks and uncertainties include, but are not limited to, those relating to the proposed merger described in this press release, the potential benefits of the merger, including, without limitation, that the simplification of BFC’s corporate structure and/or the efficiencies expected to result from the merger may not be realized, the ability of the parties to satisfy all of the conditions to closing the merger, including BFC’s ability to obtain the listing of its Class A Common Stock on a national securities exchange (or qualified interdealer quotation system), and, unless waived, that holders of not more than 10% of BBX’s Common Stock have exercised appraisal rights with respect to their shares, and the risk that the proposed transaction may not otherwise be consummated in accordance with the contemplated terms, or at all. Reference is also made to the risks and uncertainties detailed in reports filed by BFC and BBX with the SEC, including the “Risk Factors” sections thereof, which may be viewed on the SEC’s website at www.sec.gov. The companies caution that the foregoing factors are not exclusive.